File No. 70-____

                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.   20549

                             FORM U-1

                      APPLICATION/DECLARATION

                               UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                 _________________________________

     Allegheny Energy, Inc.        Allegheny Energy Supply Company
     10435 Downsville Pike         R.R. 12, P.O. Box 1000
     Hagerstown, Maryland 21740    Roseytown, Penna. 15601

     The Potomac Edison Company    Allegheny Energy Service Company
     (d/b/a Allegheny Power)       10435 Downsville Pike
     10435 Downsville Pike         Hagerstown, Maryland 21740
     Hagerstown, Maryland 21740
                __________________________________

                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                    Hagerstown, Maryland 21740

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application /
                          Declaration to:

                     Thomas K. Henderson, Esq.
                Vice President and General Counsel
                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD 21740

                      Patricia J. Clark, Esq.
                      Deputy General Counsel
                  Allegheny Energy Supply Company
                      R.R. 12, P.O. Box 1000
                        Roseytown, PA 15601

                       Anthony Wilson, Esq.
                          Senior Attorney
                 Allegheny Energy Service Company
                       10435 Downsville Pike
                       Hagerstown, MD 21740

                    TABLE OF CONTENTS                  Page

Item 1. Description of Proposed Transaction  . . . . . . 3

     A.   Introduction.     . . . . . . . . . . . . . . .3

     B.   Background  . . . . . . . . . . . . . . . . . .3
     C.   Regulatory Environment . . . . . . . . . . . . 4
       1.   Maryland . . . . . . . . . . . . . . . . . . 4
       2.   West Virginia . . . . . . . . . . . . . . .  4
       3.   Virginia . . . . . . . . . . . . . . . . . . 5

     D.   Overview of Requested Authorizations . . .  .  5
       1.   Potomac Edison - Maryland Assets . . . . . . 5
         i.   Formation of Subsidiaries . . . . . . . . .5
         ii.  Capitalization of Subsidiaries . .  .. . . 6
         iii. Transfer of Assets  . . . . . . . . . . . .6
       2.   Potomac Edison - West Virginia . . . . . . . 6
       3.   Potomac Edison - Virginia . . . . . . . . . .7
       4.   Allegheny Energy - AE Units 1 and 2 LLC . . .7
       5.   Services Agreements . . . . . . . . .  . . . 7
       6.   Financing . . . . . . . . . . . . . . .  . . 8
       7.   Reservation of Jurisdiction  . . . . . . . . 8

Item 2. Fees, Commissions and Expenses . . . . . . . . . 8

Item 3. Applicable Statutory Provisions  . . . . . . . . 9

     A.   Sections 9 & 10  . . . . . . . . . . . . . . . 9
       1.   Compliance with State Law . . . . . . . . . 10
       2.   Capital Structure Not Unduly Complicated . .10
       3.   Consideration is Fair and Reasonable . . . .10
     B.   Section 12 & Rule 46 . . . . . . . . . . . . .11
     C.   Section 13(b) Compliance  . . . . . . . . . . 11
     D.   Rule 54 Compliance . . . . . . . . . . . . . .12

Item 4. Regulatory Approvals . . . . . . . . . . . . . .12

Item 5.  Procedure  . . . . . . . . . . . . . . . . . . 12

Item 6.  Exhibits and Financial Statements  . . . . . . 13

     A.   Exhibits  . . . . . . . . . . . . . . . . . . 13
     B.   Financial Statements  . . . . . . . . . . . . 13

Item 7.  Information as to Environmental Effects  . . . 14

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

Item No. 1.    Description of the Proposed Transaction

          A.   Introduction

     Allegheny Energy, Inc. ("Allegheny"), a registered holding company, Allegheny Energy Service Company ("AESC"), a service subsidiary of Allegheny, The Potomac Edison Company ("Potomac Edison"), a wholly owned public utility electric subsidiary of Allegheny, and Allegheny Energy Supply Company, LLC ("GENCO"), a wholly owned subsidiary of Allegheny (collectively, "Applicants"),
<F1> hereby file this application-declaration with the Securities and Exchange Commission ("Commission") under Sections 6(a), 7, 9(a), 10, 11, 12(b) and 13(b) of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 45, 46, 54, 90 and 91 under the Act.

     In Holding Company Act Release ("HCAR") No. 27101, the Commission approved the application of West Penn Power Company to transfer its Pennsylvania electric generating assets, rights and associated liabilities to GENCO.<F2> Now comes Potomac Edison seeking authorization to transfer to GENCO its allocated share of its Maryland, West Virginia, Virginia and Federal Energy Regulatory Commission ("FERC") jurisdictional electric generating assets ("Generating Assets") along with other related generating assets ("Related Assets") and liabilities ("Liabilities") and other interests (collectively, the "Transaction"). Specifically, Applicants request immediate authority to transfer its Maryland and FERC allocated assets and conditional authority to transfer
the  West  Virginia  and Virginia allocated assets.   All  of  the
transfer will be to subject Potomac Edison's receipt of the necessary state and federal authorizations and completion of the record.

       B.   Background

     Potomac  Edison's Generating Assets are allocated as follows:
56.34% to Maryland; 19.80% to West Virginia; 17.98% to Virginia; and, 5.88% to FERC. Potomac Edison owns, or has an interest in, Generating Assets located in three states. Potomac Edison holds: a 25% undivided interest in the Fort Martin Power station located in Maidsville, West Virginia; a 33% interest in the Albright Power Station located in Albright, West Virginia; a 32.76% undivided interest in the Harrison Power Station located in Shinnston, West Virginia; a 20% undivided interest in the Hatfield's Ferry Power Station located in Masontown, Pennsylvania; a 30% undivided interest in the Pleasants Power Station, located in Saint Mary's, West Virginia; a 100% interest in the R. Paul Smith Station and R.

<F1> Potomac Edison, along  with  West  Penn  Power  Company  and
Monongahela Power Company collectively d/b/a Allegheny Power deliver electric and gas energy to about 1.4 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia. Allegheny Power, together with GENCO, which operates and markets competitive retail and wholesale electric generation and operates regulated electric generation for its affiliates; and, Allegheny Ventures, which actively invests in and develops energy-related and telecommunications projects through Allegheny Communications Connect ("ACC"), an exempt telecommunications company ("ETC"), make up the Allegheny system.

<F2> In 70-9483, the Commission, among other things, authorized the formation of GENCO, an LLC formed to hold all the electric generating assets, rights, interests and associated liabilities of Allegheny's wholly owned utility subsidiary West Penn Power
Company.   See  Allegheny  Energy, Inc., HCAR  No.35-27101,  Order
Authorizing Formation of Subsidiary Company; Transfer of Assets to
Generation   Company;  Issuance  and  Acquisition  of  Securities;
Capital Contributions; and Service Agreements (November 12, 1999).

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

Paul Smith Ash Basin both located in Williamsport, Maryland; a 100% interest in the Millville, Dam #4 and Dam #5 hydro stations in located in West Virginia; and, the Luray, Newport, Shenandoah and Warren hydro stations located in Virginia. Potomac Edison's Related Assets include the transformers and facilities for each of the aforementioned power stations and hydro facilities. The Generating Assets have an estimated book value of $254 million as of December 31, 1999.

     Potomac Edison has other rights and interests including: an interest in 28% of the stock of AGC, a Virginia corporation which it jointly owns with GENCO and Monongahela, which holds a 40% undivided interest in the Bath County pumped storage hydroelectric generating facility and related transmission facilities ("Bath County Rights and Obligations"); a 5.88% interest in wholesale power production under a FERC regulated power agreement between, Monongahela, Potomac Edison, West Penn and AGC, dated August 24, 1981 ("APS Power Agreement") governing the distribution of the power produced; corresponding contractual rights and obligations
("Joint-Owner   Operation  Agreements")  to  four  jointly   owned
generation facilities;<F3> and, the right to receive 16% of the
power participation   benefits  of  Ohio  Valley Electric
Corporation ("OVEC") under the Inter-Company Power Agreement, dated July 10, 1953 ("OVEC Power Agreement").<F4>

       C.     Regulatory Environment

     Each of the states is at a different point in the deregulation process. Maryland, as more fully set forth herein, has adopted the necessary orders and statutes to implement restructuring. West Virginia, as of the date of this application, is in the process of considering an electric deregulation plan adopted by the West Virginia Public Service Commission ("West Virginia PSC") and proposed legislation, which, if enacted, would give Potomac Edison the authority to transfer its generation assets to an affiliate. In Virginia, the Virginia Corporation
Commission is in the preliminary stages of considering the questions related to deregulation and asset transfers.

          1.   Maryland

     On December 15, 1999, Potomac Edison filed for review with the Maryland Public Service Commission ("MD PSC") an application for the transfer of the Maryland allocated share of its generation

<F3> The jointly owned facilities are Fort Martin, Harrison,
Hatfield Ferry and Pleasants - each of which is operated pursuant to an operating agreement ("Joint Operating Agreement"). Each of the Joint-Owner Operation Agreements has a clause which provides that "[t]his Agreement shall continue in full force and effect for a period of 45 years from the date hereof and for such longer period as the Companies shall by mutual agreement continue to operate any of the units at the Station."

<F4> OVEC is an investor-owned utility furnishing electric service in the Ohio River Valley area that was formed for the purpose of providing large electric power requirements for a major uranium enrichment complex built by the Atomic Energy Commission near
Portsmouth, Ohio. Allegheny originally had a 12.5% ownership interest in OVEC, which has subsequently transferred to GENCO. Allegheny, OVEC and other investor-owned utilities entered into an agreement by which the parties thereto allocated each utility's share of the power generated by OVEC and by the Indiana-Kentucky Electric Corporation. See Exhibit B-8. Under the OVEC Power Agreement, Allegheny assigned to Potomac Edison the right to receive 16% of the power participation benefits of OVEC.

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

assets.<F5> In the 1999 session the Maryland General Assembly passed the Competition Act which in Section 7-508 provides that: an Electric Company may transfer its [Generating Assets] to an affiliate as part of the restructuring of the electric generation services market in Maryland. Section 7-508(C)(2) continues on to provide that: "[T]he [MD PSC] may review and approve the transfer (of generation facilities) for the sole purpose of determining:
(i) that the appropriate accounting has been followed; (ii) that the transfer does not or would not result in an undue adverse effect on the proper functioning of a competitive electric supply market; and (iii) the appropriate transfer price and rate making."

     In Case No. 8797, the MD PSC approved a Settlement Agreement filed by the Potomac Edison and other interested parties. The Settlement agreement provided for customer choice of generation suppliers by all of Potomac Edison's Maryland customers, except those on certain contracts, beginning July 1, 2000. Section 31 of the Settlement Agreement provided that "[A]fter full customer choice is available as of July 1, 2000, Allegheny Power shall either transfer its generation assets to an affiliate at book value or shall transfer, sell, lease, assign, mortgage or otherwise dispose of or encumber its generation assets to a third party consistent with the Restructuring Legislation." The section goes on to provide that: "[Potomac Edison's] generation shall be deregulated only after full customer choice is available as of July 1, 2000, and the generation assets are either transferred to an affiliate or are transferred, sold, leased, assigned, or mortgaged or otherwise disposed of or encumbered to a third party." By this application Potomac Edison is seeking to comply with the state's regulatory mandate.

          2.   West Virginia

      The West Virginia PSC has passed and submitted to the West Virginia legislature an electricity restructuring agreement, negotiated with the state's major energy providers and other interested parties, designed to introduce customer choice in West Virginia for all customers beginning January 1, 2001.<F6> It is anticipated that the legislature will consider and act on the Commission's restructuring settlement agreement by the end of its current session in March 2000.

          3.   Virginia

     Pursuant to Sec. 56-90 of the Virginia Code, Potomac Edison filed an application with the Virginia Corporation Commission for authority to enter into a contract with its affiliate to transfer ownership interests in certain utility assets.<F7> Potomac Edison provides electric service to approximately 84,000 customers located in 14 northwestern Virginia counties.<F8>

<F5> In the Matter of the Application of The Potomac Edison Company
d/b/a Allegheny Power regarding the Transfer of its Maryland Generation Assets to an Affiliate Under Section 7-508 of the Electric Customer Choice and Competition Act of 1999 ("Competition Act") (Dec. 15, 1999).

<F6> Potomac Edison will file by amendment, post effective amendment or pursuant to Rule 24 a full discussion of the electric deregulation settlements and statutes, when adopted or enacted, in West Virginia.

<F7> See Exhibit D-3, Application of The Potomac Edison Company .
to Acquire Utility Assets and Enter into a Contract with an affiliated Interest (Filed February 7, 2000).

<F8> Potomac Edison will file by amendment, post effective amendment or pursuant to Rule 24 a full discussion of the electric deregulation settlements and statutes, when adopted or enacted, in Virginia.

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

     D.    Overview of Requested Authorizations

          1.   Potomac Edison - Maryland Assets

               i.   Formation of Subsidiaries

     Applicants request authorization to form two or more corporations or limited liability companies. The first would be a wholly owned subsidiary of Potomac Edison ("PE Transferring Agent LLC") formed for the purpose of receiving from Potomac Edison its Generating Assets, Other Assets and Liabilities.
The second entity would be formed as a wholly owned subsidiary of PE Transferring Agent LLC ("PE GENCO") formed for the purpose of subsequently acquiring the interest in the Generating Assets, Related Assets and Liabilities held by PE Transferring
Agent LLC. <F9>

                ii.  Capitalization of Subsidiaries

     Potomac Edison and Allegheny propose to make contributions to PE Transferring Agent LLC and PE GENCO. Contributions may take the form of the purchase of capital shares, partnership interests, member interests in limited liability companies, trust certificates and other forms of equity; account advances; loans; and, guarantees.<F10> Potomac Edison proposes an initial capital contribution of $100,000 in interest bearing securities. Next, Potomac Edison will contribute a note in the approximate amount of $26.9 million ("Balancing Note").<F11> Potomac Edison proposes to issue a non-interest-bearing note ("Liquidating Note"). The Liquidating Note will be for approximately $325.1 million.

               iii. Transfer of Assets and Interests

     Potomac Edison seeks authorization to transfer its Maryland, West Virginia, Virginia and FERC jurisdictional assets to GENCO, subject to: 1) state approval; and 2) completion of the record.<F12> Specifically, Applicants seek authorization for PE Transferring Agent LLC to issue, and Potomac Edison to acquire all of the
limited   liability  interests  in  PE  Transferring  Agent   LLC.
Specifically,  in  exchange  for  the  equity  interests   in   PE
Transferring Agent LLC, Potomac Edison

<F9> PE Transferring Agent LLC is an intermediate entity for tax and other lawful business purposes.

<F10> The source of funds for direct or indirect contributions  by
Allegheny to PE Transferring Agent LLC may include dividends received from operating companies that are derived from proceeds of sales of energy to customers and other available cash resources. Loans by Allegheny or Potomac Edison to PE
Transferring Agent LLC will have interest rates and maturities that are designed to provide a return to Allegheny or Potomac Edison of not less than their respective effective cost of capital.

<F11>Contribution of the Balancing Note is due to tax considerations.

<F12> Potomac Edison will file by amendment, post effective
amendment or pursuant to Rule 24 a full discussion of the settlements and statutes of West Virginia and Virginia, when enacted.

proposes  to  transfer to PE Transferring Agent LLC,  and  for  PE
Transferring  Agent  LLC  to  accept,  both  actions  subject   to
Commission authorization, Potomac Edison's:

            (a)  Generating Assets;

            (b)  Related Assets;

            (c)  AGC interests;

            (d)  Bath County Rights and Obligations;

            (e)  interests under the Joint-Owner Operating
		     Agreements;

            (f)  OVEC interests;

            (g)  interests under the OVEC Power Agreement; and,

            (h)  Liabilities.<F13>

Thereafter, PE Transferring Agent LLC seeks authorization to transfer its assets to PE GENCO. Additionally, Potomac Edison proposes to transfer to PE GENCO its interests in the APS
Power Agreement. After  transferring  its assets  to  PE GENCO,
PE Transferring Agent LLC will be dissolved. PE GENCO will then be merge into GENCO and Allegheny will continue to directly own GENCO.

          2.   Potomac Edison - West Virginia Assets

               [to be filed by amendment]

          3.   Potomac Edison - Virginia Assets

               [to be filed by amendment]

          4.    Allegheny Energy, Inc. - AE Units and Interest

     Allegheny requests authority to merge AE Units 1 and 2 LLC into GENCO in exchange for GENCO assuming the outstanding debt related to those interests.<F14>

          5.     Service Agreements

<F13> Associated Liabilities include deferred income taxes, advance purchase  commitments,  AGC  assets,  accounts  payable,  accounts receivable,  pollution  control bonds  and  solid  waste  disposal
obligations.   The total  amount  of  Associated  Liabilities is
approximately $117 million as of December 31, 1999.

<F14> AE Units 1 and 2 LLC's only assets is a 100% interest in two
44 MW units.

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

     Under the terms of the Maryland Settlement Agreement, Potomac Edison must provide standard offer service to customers through 2008. Potomac Edison has discretion concerning how it arranges for its standard offer service load. Potomac Edison and GENCO propose to enter into an energy supply agreement or series of agreements with each one pertinent to an individual jurisdictional supply obligation ("Agreements") sufficient to allow Potomac Edison to meet its standard offer service obligations under the Settlement Agreement or under similar requirements and conditions as imposed in West Virginia or Virginia. GENCO would be free to satisfy the standard offer service load requirements either by dispatch of the transferred generation facilities or by purchases in the market. The Agreements would allow Potomac Edison to fulfill its regulatory obligations in Maryland, West Virginia or Virginia as required.<F15> The Joint-Owner Operating Agreements were entered into in the mid-1960's; therefore, the earliest expiration of any of the agreements will be the year 2010, after which time the companies may agree to continue the agreements in full force and effect or should GENCO become the sole owner of the plants beforehand the operating agreements may be terminated as of that change in ownership status. GENCO plans to perpetually operate the plants of which it will be the sole owner.

      Authorization is also requested for Potomac Edison and GENCO to enter into operating and other agreements for the operation of all other Generating Assets. Potomac Edison will continue to operate those Generating Assets for which it is the operator until all necessary permits and licenses have been obtained by or transferred to GENCO for those specific Generating Assets.

          6.    Financing

      In exchange for the Maryland share of the Generating Assets, PE Transferring Agent LLC will issue to Potomac Edison an unsecured interest-bearing note in the amount of approximately $285 million. As of December 31, 1999, Potomac Edison has approximately $175 million of outstanding first mortgage bonds. Potomac Edison expects to obtain a release from the lien of the first mortgage upon the Generating Assets by certifying to the trustee of the first mortgage bonds indenture property additions purchased, constructed or otherwise acquired having a cost or, if less, a fair market value equal to the fair market value of the Generating Assets.

     Applicants seek authorization for PE GENCO to issue and PE Transferring Agent LLC to acquire all of the limited liability interest in PE GENCO ("Ownership Interests") in exchange for PE Transferring Agent LLC acquiring the interests in the Generating Assets, Related Assets and Liabilities held by PE Transferring Agent LLC. Applicants additionally seek authorization for PE Transferring Agent LLC to distribute the Ownership Interests and the notes to Potomac Edison and for Potomac Edison to acquire the Ownership Interest. Applicants further request authorization for Potomac Edison to distribute the Ownership Interests and any other interests in PE GENCO and for Allegheny to acquire the Ownership Interests and any other interests in PE GENCO.

     Upon   completion   of  the  Transaction,  Potomac   Edison's
debt/equity ratio, as set forth in Exhibit B (FS-2), will meet or exceed the Commission's debt/equity requirements.

<F15> Potomac Edison would use the same mechanism to satisfy  the requirements in West Virginia as necessary.

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

          7.   Reservation of Jurisdiction

     Applicants request that this Commission authorize and reserve jurisdiction over Potomac Edison's transfer of its West Virginia and Virginia assets with a release of jurisdiction made subject to: 1) West Virginia and / or Virginia enacting state laws and/or approving settlements that would authorize the asset transfers; and 2) Potomac Edison completing the record in this matter by amendment, post effective amendment or pursuant to Rule 24. Applicants request that the Commission reserve jurisdiction over any transactions not specifically authorized in this order.

Item 2.   FEES, COMMISSIONS AND EXPENSES

           Estimated fees and expenses expected to be incurred  by
Applicants    in    connection   with    the    Transaction    are
___________________ (to be filed by amendment).

Item 3.   APPLICABLE STATUTORY PROVISIONS

     The relevant standards for Commission review of this application are Sections 9(a) and 10, and 13(b) of the Act as well as Rules 46, 54, 90 and 91 under the Act. To the extent that other sections of the Act or the Commission's rules thereunder are deemed applicable to the Transaction, such sections and rules should be considered to be set forth herein.

     A.   Sections 9 & 10

      Section  9(a)(1)  provides that unless the Commission  under
Section 10 has approved the acquisition, it shall be unlawful for any registered holding company or any subsidiary company thereof
"to acquire, directly or indirectly, any securities or utility assets or any other interest in any business." Section 10(f) provides that:

          The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of Section 11.

If the requirements of subsection (f) of this section are satisfied, the Commission shall approve the acquisition unless the Commission finds that:

            (1)  such acquisition will tend towards inter-
		     locking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

            (2)  in case of the acquisition of securities
		     or utility assets, the consideration,
		     including all fees, commissions, and
		     other remuneration, to whomsoever paid,
		     to be given, directly or indirectly, in
		     connection with such acquisition is not
		     reasonable or does not bear a fair
		     relation to the sums invested in or the
		     earning capacity of the utility assets
		     to be acquired or

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

		     the utility assets underlying the securities to be acquired; or

            (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.

The Transaction, for the reasons set forth below, satisfy the standards of Section 10 of the Act.

          1.   The Transaction Complies With State Law

     The Transaction complies with, or upon completion of the record shall comply with, applicable state laws on the matter of restructuring and the transfer of utility assets. Specifically, Potomac Edison and Allegheny have structured the Transaction in response to state laws and legislative mandates. The Transaction puts into effect the state regulatory and legislative determination that restructuring is in the public interest.

     The   Transaction  is  reasonably  incidental,   economically
necessary  and  appropriate to the operations of  Potomac  Edison,
Allegheny  Power  and  the  Allegheny system.   Specifically,  the
Transaction will: (a) allow Potomac Edison to continue to serve the needs of its regulated customers while positioning the
Allegheny  system  for  competition  in  the  deregulated   retail
generation market; (b) remove the Generating Assets from rate-regulated Potomac Edison; (c) allow GENCO to manage and operate the Generating Assets with due regard to market considerations; and, (d) increase the flexibility for financing activities on cost-effective terms that reflect the costs of capital for each area of business activity.

          2.   The Capital Structure Is Not Unduly Complicated

     The Transaction does not unduly complicate the capital structure of the Allegheny system. The capital structure of the Allegheny system on a consolidated basis will be essentially unchanged. The Transaction will tend toward the proper functioning of the Allegheny system in a partly deregulated, partly regulated operating environment. The Transaction simplifies the Allegheny structure and results in a more economical and efficient system. The resulting increased efficiency of operations significantly offsets any perceived added complexity caused by the Transaction.<F16> For all of the foregoing reasons, the Transaction satisfies the requirements of, and is entirely consistent with the Act.

          3.   The Consideration is Fair and Reasonable

       The consideration to be paid in connection with the Transaction is fair and reasonable. Indeed, the MD PSC has determined that the price (i.e., net book value) to be paid to Potomac Edison by PE GENCO for the Generating Assets as fair and reasonable. Moreover, in File No. 70-9483, the Commission reached

<F16> See Wisconsin's Environmental Decade, Inc. v SEC, 882 F.2d
523, 527 (D.C. Cir. 1989); Northeast Utilities, HCAR No. 25221
(Dec. 21, 1990); Entergy Corp., HCAR No. 25 136 (Aug. 27, 1990).

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

a similar conclusion on the fair and reasonableness of the consideration received in approving West Penn Power Company's application to transfer its Pennsylvania utility assets into GENCO at net book value under.<F17> The Commission's reasoning in that case is equally applicable to this Transaction.

     B.   Section 12 & Rule 46

      Section 12(c) governs the proposed dividend for which authorization has been sought. Section 12(c) provides that:

          It shall be unlawful for any registered holding company or any subsidiary company thereof, by use of the mails or any means or instrumentality of interstate commerce, or otherwise, to declare or pay any dividend on any security of such company or to acquire, retire, or redeem any security of such company, in contravention of such rules and regulations or orders as the Commission deems necessary or appropriate to protect the financial integrity of companies in holding-company systems, to safeguard the working capital of public-utility companies, to prevent the payment of dividends out of capital or unearned surplus, or to prevent the circumvention of the provisions of this chapter or the rules, regulations, or orders thereunder.

Allegheny expects that the distribution of the Ownership Interests of PE GENCO to Potomac Edison and, then, by Potomac Edison to Allegheny, in each instance will be a dividend out of "capital or unearned surplus" within the meaning of Rule 46 under the Act. Applicants believe that, in the overall context of the Transaction, neither shareholders, ratepayers nor the public will be adversely affected. The distributions have been structured as such in order to minimize the tax burden on the Applicants. The distributions are fundamentally necessary to effect the transfer by Potomac Edison of the Generating Assets to an affiliate in the Allegheny system in accordance with the Settlement Agreement.

     The distributions will be the final step in the reduction of the capitalization of Potomac Edison and the reorganization of the Allegheny system, in accordance with, and fulfillment of, the regulations and legislative policies and objectives that culminated in deregulation of and competition in electrical generation in Maryland, as described herein. The distributions are not intended to harm the interests of Potomac Edison or, ultimately, Allegheny. The Allegheny system will continue to own the assets transferred by such distributions. The regulated parts of Potomac Edison's business (transmission and distribution) are not subject to deregulation and competition will continue to be owned directly by Potomac Edison. Potomac Edison and the public which it serves will not be subject to the impact of deregulation and competition on Potomac Edison's former generation business and will, to a large degree, be protected from the uncertainties and possible losses affecting generation in a competitive and deregulated retail environment. For these reasons, the proposed

<F17> See Allegheny Energy, Inc., HCAR No.35-27101, Order
Authorizing Formation of Subsidiary Company; Transfer of
Assets to Generation Company; Issuance and Acquisition of Securities; Capital Contributions; and Service Agree-ments (November 12, 1999).

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

distributions are entirely consistent with the policies and principles behind Section 12 of the Act.

     C.   Section 13(b) Compliance

     Section 13(b) of the Act provides that:

            It shall be unlawful for any subsidiary company of any registered holding company or for any mutual service company, by use of the mails or any means or instrumentality of interstate commerce, or otherwise, to enter into or take any step in the performance of any service, sales, or construction contract by which such company undertakes to perform services or construction work for, or sell goods to, any associate company thereof except in accordance with such terms and conditions and subject to such limitations and prohibitions as the Commission by rules and regulations or order shall prescribe as necessary or appropriate in the public interest or for the protection of investors or consumers and to insure that such contracts are performed economically and efficiently for the benefit of such associate companies at cost, fairly and equitably allocated between such companies.

Any transaction between GENCO and Potomac Edison, including the Joint Owner Operating Agreements, Supply Agreement, Bath Project Rights and Obligations, APC Power Agreement and any other service agreements related to the Generating Assets or for the operation of all other Generating Assets, or the provision of other services, shall be in compliance with section 13(b) of the Act and Rules 90 and 91 under the Act.

     D.   Rule 54 Compliance

     Rule 54 provides that the Commission, in determining whether to approve the Transaction by such registered holding company or its subsidiary other than with respect to EWGs and FUCOs, will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are satisfied. When the Transaction is consummated, for purposes of compliance with Rule 54, Allegheny's aggregate investment in EWGs and FUCOs will not exceed 50% of its consolidated retained earnings and the provisions of Rule 53(a) will be satisfied. Allegheny further states that none of the conditions set forth in Rule 53(b) exist or will exist as a result of the proposed Transaction. Therefore, Rule 53(c) is inapplicable.

Item 4.   REGULATORY APPROVAL

     The proposed Transaction has been authorized and pre-approved to the extent required by the MD PSC. An application has, or will be filed, to obtain the necessary approvals of West Virginia and Virginia. Additionally, an application has, or will be, filed with the Federal Energy Regulatory Commission for approval of the transfer of jurisdictional assets of the generation facilities as well as licenses for hydro facilities; <F18> the transfer of the
stock of AGC; and the assignment and delegation  of  rights   and

<F18>  Dam  #4, Dam #5, Luray, Millville, Newport, Shenandoah  and
Warren.

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

obligations  under  the  APS  Power  Agreement.   Other  than  the
aforementioned, no other regulatory agency, other than this Commission, has jurisdiction over the proposed Transaction.

Item 5.   PROCEDURE

     It is requested that the Commission's order granting this Application or Declaration be issued on or before July 1, 2000.
There should be no recommended decision by a hearing or other responsible officer of the Commission and no 30-day waiting period between the issuance of the Commission's order and its effective date. Applicants consent to the Division of Corporate Regulation assisting in the preparation of the Commission's decision and order in this matter, unless the Division opposes the Transaction covered by this Application or Declaration.

Item 6.   EXHIBITS AND FINANCIAL STATEMENTS

     A.   Exhibits

          A-1    Certificate of Organization of Subsidiaries
          	     (to be filed by amendment).

          B-1    Fort Martin Unit No. 2 Construction  and
		     Operating Agreement, dated December 30, 1965, between Monongahela, Potomac Edison, and Potomac Edison (incorporated by reference to File No. 70-9483).

          B-2    Pleasants Power Station Construction and
		     Operating Agreement, dated as of September 15, 1977, between Monongahela, Potomac Edison and West Penn
          	     (incorporated by reference to File No. 70-9483 )

          B-3    Hatfield's Ferry Power Station Construction
		     and Operating Agreement, dated April 20, 1968, between Monongahela, Potomac Edison and
     		     West Penn (incorporated by reference to File
		     No. 70-9483).

          B-4    Harrison  Power   Station  Construction  and
		     Operating Agreement, Dated as of March 31,
		     1971, between Monongahela, Potomac Edison and West Penn (incorporated by reference File No. 70-9483)

          B-5    Form  of  Assignment  of  each  Joint-Owner
		     Operating Agreement (to be filed by amendment).

          B-6    Form of Proposed Operating Agreement between
		     Potomac Edison and GENCO (to be filed by amendment).

          B-8    Inter-Company Power Agreement between Ohio
   		     Valley Electric Corporation, Potomac Edison and the other parties thereto, dated July 10, 1953, as modified incorporated by reference
  		     File No. 70-9483)

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

          B-9    Equity Agreement between Monongahela, Potomac
		     Edison and West Penn, dated June 17, 1981, as amended (incorporated by reference File No.
		     70-9483)

          B-10   APS  Power Agreement between, Monongahela,
		     Potomac Edison, West Penn, And, AGC, dated
		     August 24, 1981
          	     (incorporated by reference File No. 70-9483)

          B-11   Form of Service Agreement to be entered into
		     between AESC and PE Transferring Agent LLC.
          	     (to be filed by amendment).

          D-1    Application of Potomac Edison to Maryland PSC
          	     (to be filed by amendment)

          D-2    Order of Maryland PSC Approving Plan
                 (to be filed by amendment)

          D-3    Application of Potomac Edison to Virginia
		     Corp. Commission
          	     (to be filed by amendment)

          D-4    Order of Virginia Corporation Commission Approving
		     Plan
                 (to be filed by amendment)

          D-5    Approval  of  FERC regarding  Transfer  of  Hydro
		     Generating Facilities
          	     (to be filed by amendment)

          D-6    Approval by FERC regarding Transfer of Shares of
		     AGC from Potomac Edison to PE Transferring Agent
		     LLC
          	     (to be filed by amendment).

          D-7    Approval by FERC of  transfer of Potomac Edison's
		     rights under the OVEC Agreement to PE GENCO.
          	     (to be filed by amendment)

          F      Opinion of Counsel
                 (to be filed by amendment).

          G-1    Allegheny Energy, Inc.'s Financial Data Schedule
	           (pro forma)
                 (to be filed by amendment).

          G-2    Allegheny Energy, Inc.'s Financial Data
		     Schedule (actual).
          	     (to be filed by amendment)

          H      Form of Notice
                 (Filed February 11, 2000)

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

     B.   Financial Statements as of December 31, 1999

          FS-1   Allegheny  Energy,  Inc.  and  subsidiaries
		     consolidated balance sheet, per books and pro forma
                 (to be file by amendment).

          FS-2   Allegheny  Energy,  Inc.  and  subsidiaries
	           consolidated statement of income and retained
		     earnings, per books and pro forma
          	     (to be filed by amendment).

Item 7.        INFORMATION AS TO ENVIRONMENTAL EFFECTS

     A. The authorizations applied for herein do not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4232(2)(C)).

          B.   Not applicable.

                            SIGNATURE

           Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                                     ALLEGHENY ENERGY, INC.

                                     By /s/ THOMAS K. HENDERSON

                                     Thomas K. Henderson, Esq.
                                     Vice President


                                     POTOMAC EDISON POWER COMPANY

                                     By /s/ THOMAS K. HENDERSON

                                     Thomas K. Henderson, Esq.
                                     Vice President

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


                                     ALLEGHENY ENERGY SUPPLY COMPANY

                                     By /s/ THOMAS K. HENDERSON

                                     Thomas K. Henderson, Esq.
                                     Vice President


                                     ALLEGHENY ENERGY SERVICE COMPANY

                                     By /s/ THOMAS K. HENDERSON

                                     Thomas K. Henderson, Esq.
                                     Vice President


Dated: February 11, 2000

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